Exhibit 12.1

NorthWestern Corporation

Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

	Year Ended December 31,	November 1,- December 31,	January 1 - October 31,	Year Ended December 31,
	2005	2004	2004	2003	2002	2001
				(in thousands, except ratios)

Earnings:
Income (loss) before income taxes	$100,057	$(11,450)	$547,520	$(71,630)	$(49,167)	$(2,685)
Add: Fixed charges as below	61,295	11,021	72,822	162,571	126,620	34,536
Less: Distributions on preferred securities of subsidiary trust	—	—	—	(14,945)	(28,610)	(6,827)
Total	$161,352	$(429)	$620,342	$75,996	$48,843	$25,024

Fixed Charges:
Interest charges	$61,295	$11,021	$72,822	$147,626	$98,010	$27,709
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	14,945	28,610	6,827

Total	$61,295	$11,021	$72,822	$162,571	$126,620	$34,536

Ratio of earnings to fixed charges	2.63	—	8.52	—	—	—

Earnings to fixed charges deficit	—	(11,450)	—	(86,575)	(77,777)	(9,512)